BGC Partners, Inc.

499 Park Avenue

New York, New York 10022

July 29, 2022

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention: Tanya Aldave

Re:	BGC Partners, Inc. — Registration Statement on Form S-3 (As Amended)

(File No. 333-253987) (the “Registration Statement”)

Dear Ms. Aldave:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, BGC Partners, Inc. hereby requests acceleration of the effective date of the Registration Statement so that the Registration Statement becomes effective at 4:00 p.m., Eastern Time, on August 3, 2022, or as soon as practicable thereafter.

Please contact Leland S. Benton or Christopher T. Jensen of Morgan, Lewis & Bockius LLP at (202) 739-5091 or (212) 309-6134, respectively, with any questions you may have concerning this request. In addition, please notify Mr. Benton or Mr. Jensen when this request for acceleration has been granted.

BGC PARTNERS, INC.

By:	/s/ Stephen M. Merkel
Name:	Stephen M. Merkel
Title:	Executive Vice President and General Counsel

cc:	Leland S. Benton (Morgan, Lewis & Bockius LLP)

Christopher T. Jensen (Morgan, Lewis & Bockius LLP)

[Acceleration request for BGC Form S-3 respecting Controlled Equity OfferingSM]